Exhibit 10.22

English summary of Hebrew language document:  Sub-Tenancy Lease Agreement between Nortel Networks Israel (Sales and Marketing) Ltd and AudioCodes Ltd dated 31 December 2002

The sub-tenancy agreement is subject to Nortel’s own tenancy agreement with its landlord.

Leased Property:  Approximately 8,813 square meters, forming part of building located in “Airport City” in Modiin municipal area as further detailed in the agreement, together with 300 parking spaces (250 open air parking spaces and 50 underground parking spaces) and use of shared facilities. AudioCodes has an option for an additional 50 parking spaces.

Commencement:  Upon completion and delivery of fittings and improvements, but not before July 1, 2003, and no later than October 1, 2003.

Price:  $5 to $9 per square meter per calendar month, depending on the amount expended by Nortel on fitting the premises to AudioCodes’ specifications and final measurement of premises. The price for parking is $50 per space in the open air parking area and $75 per space in the underground parking area.

Additional amounts: 17% for overhead and planning expenses for the fittings, items not included in technical specification.

All prices exclude all taxes and are converted to New Israeli Shekels (NIS) as of the commencement of the agreement and linked thereafter to changes in the Israeli Consumer Price Index.

Rent increase: After 60 months from delivery, any rent increase is to be negotiated or settled by arbitration. There is a minimum increase of 5%.

Duration: 120 months.  AudioCodes has an option to terminate after 60 months, upon 13 months advance notice of its intention to terminate, together with payment of 30% of the cost of fittings.

Fittings and refurbishment: Nortel or its landlord shall complete all building works and fittings to AudioCodes’ specifications and the technical specifications of the contract.

Restrictions on use: AudioCodes is permitted to conduct the business of a high tech company, including, but not limited to, offices, laboratories, warehouse, assembly and product repairs.

Options: AudioCodes has first refusal option over additional areas that are vacated in the building. Should Nortel’s tenancy be terminated, AudioCodes has an option from Nortel’s landlord to extend the lease and have a direct relationship (with possible price negotiation).

Security Deposit: AudioCodes is required to provide first demand autonomous bank guarantee for $573,000 (subject to adjustment depending on ultimate rental payments) in NIS and linked thereafter to changes in Israeli Consumer Price Index.